Mail Stop 4561

          July 8, 2005


      VIA USMAIL and FAX (415) 344-1234

Mr. Douglas N. Woodrum
Executive Vice President and Chief Financial Officer
CNET Networks, Inc.
235 Second Street
San Francisco, CA 94105

      Re:	CNET Networks, Inc.
		Form 10-K for the year ended 12/31/2004
      Filed 3/16/2005
      File Nos. 000-20939

Dear Mr. Douglas N. Woodrum:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

2004 Results, pages 13 - 14

1. Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting operating income to add back asset
impairment.   Demonstrate the usefulness in adjusting for this
recurring item.   Reference is made to Question 8 and 9 of the
Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 36
2. Tell us how you considered Item 305(a) of Regulation S-K in regards to disclosing the quantitative disclosures about market risk.


*    *    *    *


      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3498 if you have questions.



							    Sincerely,



    Linda Van Doorn
    Senior Assistant Chief Accountant



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Douglas N. Woodrum
CNET Networks, Inc.
July 8, 2005
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